October 23, 2024

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S Commerce Street
Las Vegas, Nevada 89106

       Re: Remark Holdings, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 15, 2024
           File No. 024-12515
Dear Kai-Shing Tao:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A
General

1. We note your disclosure that you will file a Certificate of Designations immediately prior to the first closing of this Offering, a copy of which will be attached as Exhibit
       A. Please revise your disclosure to clarify when the initial closing of this Offering will occur and when you are intending to file a Certificate of Designations. Please note that Rule 251(d)(3)(i)(F) is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period and does not permit delayed offerings.
 October 23, 2024
Page 2

      Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at
202-551-
3334 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Technology
cc:   Laura Holm, Esq.